UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 November 2022
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction in Own Shares

24th November 2022

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 23rd November 2022, it transferred to a participant in an employee share scheme 4,836 Ordinary Shares at a price of €16.19 per Ordinary Share.

Following the above transaction, CRH plc holds 26,742,169 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 747,398,169.

Contact
Diarmuid Enright
Assistant Company Secretary
Tel:  003531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 November 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary